05038647

SECUR. [barcode obscures] ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter Jay Marcus

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

573 Main Street
(No. and Street)

Wardsboro, VT 05355
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisman, Zucker, Klein + Ruttenberg, LLP
(Name – *if individual, state last, first, middle name*)

120 Bloomingdale, Rd., Suite 402, White Plains, NY 10605
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 01 2005
WASH. D.C. 185 PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11

OATH OR AFFIRMATION

I, Peter J. Marcus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter J. Marcus, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

Peter J. Marcus
Signature

Sole Proprietor
Title

Commission Exp. 2-10-07

[signature] 2.25.05
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZKR Eisman, Zucker, Klein & Ruttenberg, LLP
Certified Public Accountants and Consultants

Mr. Peter J. Marcus
573 Main Street
Wardsboro, VT 05355

Dear Mr. Marcus:

We have examined the accompanying report of financial condition (cash basis) of Peter J. Marcus, a Proprietorship, at December 31, 2004. Our examination was made in accordance with auditing standards generally accepted in the United States of America and included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

Our examination included the following procedures:

1. Verifications were obtained with respect to bank balances and cash accounts were reconciled.

2. A detailed review of the accounting systems, the system of internal accounting control and the procedures and system for safeguarding securities was performed, and no inadequacies were found to exist.

3. Written verification was obtained from you as to the absence of unrecorded assets and liabilities.

4. We have ascertained that the conditions of your exemption from Rule 15c3-3 section (K) (2) (ii) have been complied with during the period of our examination and on the examination date.

5. No procedures deemed necessary by us for the conduct of this examination were omitted.

6. No material differences exist, between the accompanying report as of December 31, 2004, and the most recently filed unaudited quarterly report for the three months ended December 31, 2004.

In our opinion, the accompanying report of financial condition (cash basis) presents fairly the financial condition of Peter J. Marcus, A Proprietorship, at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America, applied on a basis consistent with that of the preceding year.

Eisman Zucker Klein & Ruttenberg LLP

February 19, 2005
White Plains, NY

FOCUS

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Part IIA
17a-5(a) Quarterly
December 2004

Submitted

User Id: PMARCUS | PETER J. MARCUS | Firm Id: 5666

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	2,103 [0200]		2,103 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	15,000 [0295]		
	B. **Other**	[0300]	[0550]	15,000 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities**			

	[0150]			
B. Other securities	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	1,700 [0680]	1,700 [0920]
11. Other assets		[0535]	50 [0735]	50 [0930]
12. **TOTAL ASSETS**		17,103 [0540]	1,750 [0740]	18,853 [0940]

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[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

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Investor protection. Market integrity. NASD

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Part IIA
17a-5(a) Quarterly
December 2004

Submitted

- Cover
- Assets
- Liabilities
- Income
- Exemptive Provision
- Net Capital
- Scheduled Withdrawals
- Statement of Changes

User Id: PMARCUS — PETER J. MARCUS — Firm Id: 5666

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]

1. from outsiders [1000]				
2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	18,853 [1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	18,853 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	18,853 [1810]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

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